Christian Westbrook

Ecommerce Founder

Christian Westbrook is a visionary entrepreneur and founder of Vicky Cakes Pancake & Waffle Mix, an acclaimed e-commerce brand known for its exceptional taste. With expertise in market trends, operations, and strategic partnerships, Christian has led Vicky Cakes to significant growth and market prominence. A skilled leader, she builds high-performing teams and fosters strong stakeholder relationships. Committed to excellence and customer satisfaction, Christian's strategic vision and proven track record position Vicky Cakes for continued success in the competitive e-commerce landscape.

EXPERIENCE

CEO/Co-Founder, Vicky Cakes

MAY 2019 - PRESENT, *LITTLE ELM, TX*

- **Management of Company Operations:** Is responsible for managing all aspects of the company's operations, including but not limited to, overseeing employees, implementing policies and procedures, and ensuring that the company operates in compliance with all applicable laws and regulations.

- **Strategic Planning:** Develops and implements the company's strategic plan, including setting goals and objectives, identifying opportunities for growth and development, and ensuring that the company is positioned to achieve long-term success.

- **Management of Business Operations:** Manages and oversees the daily business operations of the company, including but not limited to manufacturing, customer service, fulfillment, and recipe creation.

- **Financial Management:** Oversees the financial management of the company, including monitoring cash flow and making decisions regarding investments and expenditures.

- **Leadership and Team Management:** Provides leadership and direction to the company's management team and employees, including selecting, training, and supervising personnel as necessary.

- **External Communication:** Acts as the primary spokesperson for the company, representing the company to external stakeholders such as customers, partners, press, and investors.

On-Air Radio Personality, Producer, American Family Association

JULY 2013 - FEB 2020, *TUPLEO, MS*

- Presented engaging and informative live radio shows for 20 hours weekly, reaching an audience of over 3 million listeners.

- Oversaw the planning, production, and execution of engaging radio programs, ensuring smooth operations and adherence to established guidelines and schedules.

- Coordinated and collaborated with on-air talent and technical staff to develop compelling and innovative radio segments, interviews, and features.

- Conduct thorough research on relevant topics, guests, and current events to provide accurate and up-to-date information for on-air discussions and interviews.